Exhibit 12.1

Pinnacle Entertainment, Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2010	2011	2012	2013	2014
	(in thousands)
Earnings:
Pre-tax income (loss) from continuing operations, before equity method investment earnings	$(52,368)	$31,775	$22,307	$(96,254)	$49,592
Add: Fixed charges	111,449	110,805	119,425	178,723	261,623
Less: Capitalized interest	(4,041)	(10,303)	(20,310)	(3,282)	(2,854)

Total earnings	$55,040	$132,277	$121,422	$79,187	$308,361

Fixed Charges:
Interest expense, net of capitalized interest and inclusive of amortization of debt issuance costs	$103,093	$95,705	$94,484	$170,218	$253,048
Capitalized interest	4,041	10,303	20,310	3,282	2,854
Estimated interest portion of rent expense	4,315	4,797	4,631	5,223	5,721

Total fixed charges	$111,449	$110,805	$119,425	$178,723	$261,623

Ratio of earnings to fixed charges	—	1.2x	1.0x	—	1.2x